

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via Email
Irma N. Colón-Alonso
Chief Financial Officer
Mokita, Inc.
7695 SW 104<sup>th</sup> Street, Suite 210
Miami, Florida 33156

> **Re:   Mokita, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **February 28, 2013**
> **Filed June 13, 2013**
> **File No. 333-167275**

Dear Ms. Colón-Alonso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2013

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

1.      We note you changed your independent registered public accounting firm on May 28, 2013. Please file an Item 4.01 Form 8-K to provide the disclosures pursuant to Item 304 of Regulation S-K regarding your change in accountant. This filing should include a letter from your former independent accountant as Exhibit 16 stating whether they agree with your disclosures, or the extent to which they do not agree. Refer to Item 304(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei, Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief